SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
103

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08026379

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 ASPINALL AVENUE STE 101
(No. and Street)

HAGATNA (City) GUAM (State) 96910-5156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL L. WEBB (671) 472-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALLORAN, JOHN A. P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 22635 G.M.F.	BARRIGADA	GUAM	96921
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL L. PEXA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESE BENAVENTE PENAFLOR
NOTARY PUBLIC
In and for Guam, U.S.A.
My Commission Expires: Mar. 05, 2011
145 Aspinall Ave. Hagatna, Guam 96910

Signature

CEO/CHAIRMAN

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report of Independent Public Accountant on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Report Pursuant to Rule 17a-5(d)
of the United States Securities and
Exchange Commission and Report of
Independent Certified Public Accountant

December 31, 2007 and 2006

CONTENTS

John A. Halloran, P.C.
Certified Public Accountant

P.O. Box 22635
GMF, Guam 96921

Telefax: (671) 637-0004
email: halloran@netpci.com

Report of Independent Certified Public Accountant

To the Stockholders and Board of Directors
of Asia Pacific Financial Management Group, Inc.:

I have audited the accompanying statements of financial condition of Asia Pacific Financial Management Group, Inc. (a Guam Corporation) as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Pacific Financial Management Group, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 6, 2008

John A. Halloran, P.C.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Statements of Financial Condition

December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash	$ 24,324	31,900
Deposit with clearing organizations	66,886	10,898
Funds held in trading securities accounts	30,141	54,848
Receivable from brokers	126,649	129,881
Prepaid insurance	4,782	1,224
Furnitures, equipment and leasehold improvements, net of accumulated depreciation (Note 3)	14,056	16,982
	$ 266,838	245,733
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	9,794	8,475
Commissions payable:		
Stockholders	55,705	50,958
Other brokers	9,025	11,785
Guam income tax payable (Note 4)	3,331	3,816
Deferred income tax (Note 4)	1,378	1,378
Total liabilities	79,233	76,412
Stockholders' equity:		
Common stock, $1 par value; 800,000 shares authorized; 146,000 shares subscribed and outstanding	146,000	146,000
Stock subscriptions receivable	(120,000)	(120,000)
Additional paid-in capital	2,000	2,000
Retained earnings	159,605	141,321
Total stockholders' equity	187,605	169,321
Lease commitment (Note 5)		
	$ 266,838	245,733

The accompanying notes are an integral part of this statement.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Statements of Income

Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Commissions and fees	$ 757,736	668,612
Other income	35,000	-
Interest income	18,772	16,057
Total revenues	811,508	684,669
Expenses:		
Commissions	462,372	397,807
Employee salaries & wages, net of reimbursements	130,618	86,505
Other operating expenses	91,303	72,549
Rent and utilities (Note 5)	59,405	54,025
Clearing fees	30,315	32,173
Taxes and licenses	11,000	7,273
Depreciation	4,880	4,749
Total expenses	789,893	655,081
Income before Guam income tax	21,615	29,588
Guam income tax (Note 4)	3,331	4,555
Net income	$ 18,284	25,033

The accompanying notes are an integral part of this statement.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2007 and 2006

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2005	26,000	$ 26,000	$ 2,000	$116,288	$144,288
Net income for the year ended December 31, 2006	-	-	-	25,033	25,033
Balance at December 31, 2006	26,000	26,000	2,000	141,321	169,321
Net income for the year ended December 31, 2007	-	-	-	18,284	18,284
Balance at December 31, 2007	26,000	$ 26,000	$ 2,000	$159,605	$187,605

The accompanying notes are an integral part of this statement.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Statements of Cash Flows

Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 18,284	25,033
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	4,880	4,749
Loss on the sale of fixed asset	-	220
Deferred income tax	-	739
Change in assets and liabilities:		
Deposit with clearing organization	(55,988)	(197)
Receivables	3,232	(21,717)
Prepaid insurance	(3,558)	1,946
Accounts payable and accrued expenses	1,319	1,951
Commissions payable	1,987	6,586
Guam income tax payable	(485)	(1,535)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(30,329)	17,775
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furnitures, equipment and leasehold improvements	(1,954)	(8,508)
Fixed asset sale proceeds	-	400
(Increase) decrease in funds held in trading securities accounts	24,707	(14,657)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	22,753	(22,765)
NET DECREASE IN CASH	(7,576)	(4,990)
CASH AT BEGINNING OF PERIOD	31,900	36,890
CASH AT END OF PERIOD	$ 24,324	31,900
SUPPLEMENTARY INFORMATION:		
Interest paid	$ 53	241

The accompanying notes are an integral part of this statement.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Notes to Financial Statements

December 31, 2007 and 2006

(1) Nature of Business

Asia Pacific Financial Management Group, Inc. (APFMG) (previously named Asia Pacific Investors Services) was incorporated under the laws of the Territory of Guam on March 2, 1993 with the filing of its incorporation documents at the Government of Guam Department of Revenue and Taxation. The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. APFMG renders investment management and broker-dealer services in mutual funds, corporate stocks and fixed income securities on both an agency and principal basis to its Guam located customers on a fully disclosed basis through other broker-dealers. APFMG is exempt from the reserve requirement under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

Security transactions and related commission revenue and expense are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For purposes of reporting cash flows, cash includes cash on hand and cash due from banks and brokerage accounts.

Furnitures, Equipment and Leasehold Improvements

Furnitures, equipment and leasehold improvements are recorded at cost or estimated net book value at the date of transfer. Depreciation is provided on furnitures and equipment by the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the lives of the respective lease or the service lives of the improvements.

(3) Furnitures, Equipment and Leasehold Improvements

Furnitures, equipment and leasehold improvements at December 31, 2007 and 2006 consist of the following:

	2007	2006
Furnitures	$ 9,173	9,173
Equipment	75,653	73,699
Leasehold improvements	11,124	11,124
	95,950	93,996
Less: accumulated depreciation	81,894	77,014
	$ 14,056	16,982

(4) Guam Income Tax

Guam income tax consists of current of $3,331 and $3,816 and deferred payable of $1,378 as of December 31, 2007 and 2006, respectively. The Guam income tax provision of $3,331 and $4,555 for the years ended December 31, 2007 and 2006, respectively, is computed based on the statutory rate of 15%.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. Differences relate primarily to depreciable assets (using accelerated depreciation methods for income tax purposes).

APFMG's provision for Guam income tax does not differ from applying the statutory income tax rate to income before income taxes.

During the years ended December 31, 2007 and 2006, APFMG paid $3,816 and $5,351, respectively, in Guam income tax.

(5) Lease Commitment

APFMG leases its administrative office under a noncancelable operating lease which expires on June 30, 2008 at a monthly rate of $3,000. The building and related improvements from which APFMG conducts its operations is owned by U.D.P. Corporation, a Guam corporation. Two-thirds of U.D.P. common stock is owned by APFMG's majority stockholder.

Rent expense for the years ended December 31, 2007 and 2006 was $36,000 and $32,400, respectively. Rental payments through the end of the lease term at June, 2008 are $18,000.

(6) Net Capital Requirement

APFMG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, APFMG had net capital of $119,079, which was $114,079 in excess of its required net capital of $5,000. The Company's net capital ratio was .67 to 1.

SUPPLEMENTARY INFORMATION

Schedule 1

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007

NET CAPITAL:	
Total stockholders' equity qualified for net capital	$ 187,605
Deductions:	
Non-allowable assets:	
Broker receivables	(49,085)
Prepaid insurance	(4,782)
Furnitures, equipment and leasehold improvements	(14,056)
Haircuts on securities from Part IIA	(603)
Net Capital	$ 119,079
AGGREGATE INDEBTEDNESS:	
Total liabilities included in statement of financial condition	$ 79,233
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Net capital required	$ 5,000
Excess net capital at 1500%	$ 114,079
Excess net capital at 1000%	$ 111,156
Ratio: Aggregate indebtedness to net capital	$ .67:1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2007):	
Net capital, as reported in Company's Part IIA FOCUS report	$ 119,082
Rounding	(3)
Net capital as shown above	$ 119,079

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(A Guam Corporation)

Schedule II
Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

The Company is exempt from Rule 153-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

John A. Halloran, P.C.
Certified Public Accountant

P.O. Box 22635
GMF, Guam 96921

Telefax: (671) 637-0004
email: halloran@netpci.com

Report of Independent Certified Public Accountant on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholders and Board of Directors
of Asia Pacific Financial Management Group, Inc.:

In planning and performing my audit of the financial statements of Asia Pacific Financial Management Group, Inc. for the year ended December 31, 2007, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Asia Pacific Financial Management Group, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security amounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's abovementioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

John A. Halloran, P.C.
Certified Public Accountant

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses. Under standards established by the American Institute of Certified Public Accountants, a material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a5(g) of the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 6, 2008

John A. Halloran, P.C.

END